Safety Shot Inc.

1061 E. Indiantown, Suite 110 Jupiter, FL 33477

January 23, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana and Abby Adams

RE:	Safety Shot, Inc.
Info:	Post-Effective Amendment No. 4 on Form S-1
Filed January 12, 2024
File No. 333-258005

Dear Juan Grana and Abby Adams:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2024 (the “Comment Letter”) relating to Post-Effective Amendment No. 4 on Form S-1, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on January 12, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Post-Effective Amendment No. 5 Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Post-Effective Amendment No. 4 to Form S-1

Prospectus Summary, page 4

1.	We note your revised disclosure and response to comment 3 and reissue the comment. Please revise the statement on page 4 that your brand is synonymous with standards of excellence to provide the basis, to the extent material, for your belief. The basis for these statements and the brand to which you refer is unclear where the company purchased the Safety Shot beverage from GBB Drink Lab in August 2023, thereafter adopted the Safety Shot name, and did not launch commercial sales of Safety Shot until December 2023.

Response: We have revised the Registration Statement in accordance with the Staff’s comment to eliminate statements of this nature. Please see pages 3, 4, 30 and 42 of the Registration Statement. In consideration of the Staff’s comment, we further clarify we have revised the Registration Statement to say “the Safety Shot Beverage” when referring to the product, and whenever we state “Safety Shot” we refer to the Company. We apologize for the confusion..

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Liquidity and Capital Resources, page 42

2.	We note your revised disclosure in response to comment 4 and reissue the comment. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency, as required by Item 303(b)(1) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. The Company’s contractual commitments are fairly limited, mostly consisting of salaries and rent, plus expenses of limited planned clinical testing. The Company anticipates that its primary need for capital will be to build inventory of the Safety Shot beverage and to a lesser extent for sales and marketing. The Company has purchased additional inventory which is being prepared to be sold online in the very short term. The Company expects to utilize the proceeds, assuming sale of the products, to fund ongoing inventory needs. . Please see page 42 of the Registration Statement for details.

3.	We note your revised disclosure in response to comment 5. Please revise this section to clarify for what products you experienced reduced sales and what inventory was written off as discontinued or expired. In addition, please revise the last paragraph of page 3 of the summary, where you discuss how you generate your revenue, to clarify for to which products you refer and whether those statements are aspirational given the status of the launch of Safety Shot. In addition, it appears you should revise the disclosure on page 3 to balance the information with that included in this section, including your reduced revenue and sales related to reduced consumer demand and the costs of writing off discontinued and expired inventory.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. The products which the Company experienced declining sales in were primarily CBD products which the Company saw decreased demand for and stopped selling as a result of changing regulatory rules. The Company believes that this decline was synonymous with the overall decline in the market for CBD products. During the third quarter, the Company wrote off its remaining CBD inventory as well as some expired No Stingz inventory. The Company does not believe that the write offs are material and as stated above the amount of CBD sales were minimal. We have made it clear that going forward, our revenues will be largely derived from the sale of the Safety Shot Beverage, as well as some lesser revenues derived from licensing Photocill, JW 500 and JW 700. Please see pages 3, 39, 40 and 41 of the Registration Statement for details.

General

4.

We note your revised disclosure and response to comment 11 and reissue the comment. Please revise your disclosure to discuss the current status of development and commercialization of each of your products, including but not limited to: Safety Shot, SS- 100, Photocil, JW-700, JW-500, and NoStingz. For example, please discuss where each product is offered and also disclose any plans, including timelines, to sell your products in the U.S. In this regard, please also note:

● Your disclosure still contains statements of safety and efficacy for products that have not been approved by the FDA or similar foreign regulators. For example, on page 5, you continue to describe “extensive research and experimentation” and your “findings” and what the product “has demonstrated”. On page 42, you state that independent tests validate Safety Shot’s ability to reduce alcohol in the bloodstream. We remind you that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise your disclosure to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 42 and 43 of the Registration Statement for details. We have added a product development chart to help organize the disclosure. We have revised the disclosure to remove statements regarding safety and efficacy for any products which have not been approved by the FDA or similar foreign regulators.

5.

We note your revised disclosure and response to comment 12 and reissue the comment. Please revise your disclosure to discuss the regulatory approvals of each of your products, including but not limited to: Safety Shot, SS-100, Photocil, JW-700, JW-500, and NoStingz. For example, please discuss whether you require, have applied for, and/or have received any regulatory approvals, both in the U.S. or internationally, in connection with each of these products. To the extent that your products do not require regulatory approvals, please note that in your disclosure, including an explanation as to why they do not require regulatory approval. In addition:

● Please disclose the timing of your current plans to file an IND application with the FDA for the modified version of Safety Shot, SS-100. Please also generally advise on the status of development of SS-100.

● For the prospective study currently disclosed on page 44, clarify the significance, if any, of approval of the study by the Institutional Review Board.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 43 of the Registration Statement for details. We have added a tabular description of the product timeline for each product for further clarification. We have clarified the significance of the approval by the Institutional Review Board without which you can’t undertake human trials.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer